Exhibit 1

FORM 25 (Saskatchewan)
FORM 26 (Newfoundland)
FORM 27 (British Columbia, Alberta, Ontario & Nova Scotia)

Material Change Report Pursuant To

Clause 84(1)(b) of the Securities Act, 1988, S.S. 1988 c. S-42.2
Subsection 67(1) of the Securities Act, S.B.C. 1985 c. 83
Subsection 118(1) of the Securities Act, R.S.A. 1981 c. S-6.1
Subsection 75(2) of the Securities Act, R.S.O. 1980 c. 466
Subsection 73 of the Securities Act, R.S.Q. c.V-1 — 1.1
Subsection 81(2) of the Securities Act, R.S.N.S. 1989 c. 418
Subsection 76(2) of the Securities Act, 1990 S. Nfld. c. 48

ITEM 1 — Reporting Issuer:

     Cameco Corporation (“Cameco”)

ITEM 2 — Date of Material Change:

     April 6, 2003

ITEM 3 — Press Release:

     The English version and the French translation version of the press releases relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack as follows:

Cameco Press Releases Distribution	Can. & U.S. Timely Disclosure Packs

April 7, 2003 Press Release	April 7, 2003
April 9, 2003 Press Release	April 9, 2003
April 14, 2003 Press Release	April 14, 2003

ITEM 4 — Summary of Material Change:

     Production at Cameco’s McArthur River mine was temporarily suspended on April 6, 2003, as increased water inflow from an area of collapsed rock in a new development area begin to flood non-critical portions of the mine. As of April 14, 2003, the volume of water being pumped from the McArthur River mine slightly exceeded the total water inflow. For several days after the rock collapse, marginally more water entered into the mine than was pumped out, resulting in the accumulation of water in the mine. The situation is serious and fluctuates frequently. The critical area of the mine remains unaffected but water is being stored close to this area and there is only minimal storage left in the mine. Based upon plans and information as of April 14, 2003, it will likely take about two weeks before a concrete barrier that is being constructed can begin to control water inflow and another two or three months to permanently seal off the area.

     Cameco now anticipates production restart will be delayed four to six months based on conditions as of April 14, 2003. Annual mine and mill production will be well below the full capacity of 18.7 million pounds of uranium. Given Cameco’s inventory position and other supply sources, a production shortfall of this magnitude is not expected to impact deliveries under 2003 sales contracts. Preliminary estimates indicate that 2003 net earning will decline by about $4 to $5 million for every month that McArthur River is unable to produce. This reduction in estimated earning is subject to the assumptions discussed in item 5 below and does not included any provision for a potential write down of assets. Operating cash flow in 2003 is expected to be relatively unaffected unless Cameco decides to increase uranium product purchases. The full impact including the financial implications is still being evaluated.

ITEM 5 — Full Description of Material Change:

     Production at Cameco’s McArthur River mine was temporarily suspended on April 6, 2003, as increased water inflow from an area of collapsed rock in a new development area, located just above the 530-metre level, begin to flood non-critical portions of the mine. No one was injured in the rock collapse. As of April 14, 2003, the volume of water being pumped from the McArthur River mine slightly exceeded the total water inflow. The situation continues to be serious and fluctuates frequently as mine personnel closely monitor water levels as well as pumping and water treatment equipment. The critical area of the mine remains unaffected but water is being stored close to this area and there is only minimal storage left in the mine.

     Since the rock collapse, mine personnel focused on matching the mine’s pumping and treatment capacity to the water inflow. Installing extra pumping capacity took longer than anticipated. As a result, the grinding mill, located in one of the lowest areas of the mine, is under water, as water accumulated in the mine. However, they have successfully added more pump capacity so that the mine is currently pumping out slightly more water than is coming in.

     Water treatment capacity, on the surface, has also been substantially increased and is currently capable of matching the pumping capacity. Mine personnel have also improved the method of measuring water inflow and determined that the flow rate is higher than initially estimated.

     Most of the pumping capacity is located on the 530-metre level below surface. The critical area of the mine, located 640 metres below the surface, contains the ore processing equipment and large pumps that will be lost if total mine pumping capacity does not keep up with the water inflow. Based on the current inflow rates, if the mine cannot pump water from the 640-metre level, Cameco expects to have about two weeks to install additional pumping capacity before the pumps on the 530-metre level are impacted. Mine personnel continue to focus on increasing pumping and water treatment capacity.

     There has been slow progress constructing the concrete barrier located in the development tunnel just above the 530-metre level. Based on plans and information as of April 14, 2003, it will likely still take about two weeks before the concrete barrier can begin to control the water inflow and another two to three months to permanently seal off the area.

     Although events are still unfolding, Cameco now anticipates production restart will be delayed four to six months based on conditions as of April 14, 2003. Annual mine and mill production will be well below the full capacity of 18.7 million pounds of uranium. Given the company’s inventory position and other supply sources, a production shortfall of this magnitude is not expected to impact deliveries under 2003 sales contracts.

     While the full impact of this situation is still being evaluated, preliminary estimates indicate that 2003 net earnings will decline by about $4 to $5 million for every month that McArthur River is unable to produce. This reduction in estimated net earnings is based on the following assumptions:

•	costs associated with the efforts to bring the mine back into production will be expensed as incurred,

•	McArthur River production will be replaced by drawing down higher-cost inventory,

•	annual forecast sales and delivery volumes remain unchanged, and

•	and the uranium spot price does not change.

     The net earnings projection does not include any provision for potential writedown of assets. As of April 14, 2003, it is not expected that a writedown of a material amount would be necessary. However, Cameco will continue to assess the carrying values of its assets as new information becomes available.

     Operating cash flow in 2003 is expected to be relatively unaffected unless Cameco decides to increase uranium product purchases.

     The McArthur River mine is located in northern Saskatchewan about 620 kilometres north from Saskatoon by air.

     Certain statements contained in this material change report are forward looking and reflect Cameco’s views with respect to the future. Since forward-looking statements address future events and conditions, by their nature they involve inherent risks and uncertainties and are not guarantees of Cameco’s future performance or results. They are subject to various factors and assumptions which may cause actual results to differ materially from those expressed or implied by such forward-looking statements, including, but not limited to: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

     Although Cameco believes that the assumptions inherit in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this material change report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ITEM 6 — Reliance on Subsection 84(2) (SK), Subsection 67(2) (BC), Subsection 118(4) (AB), Subsection 75(3) (ON), Section 74 (PQ), Subsection 81(3) (NS), and Subsection 76(3) (NF):

     None Applicable

ITEM 7 — Omitted Information:

     None Applicable

ITEM 8 — Senior Officer:

     Gary M.S. Chad
     Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary
     Cameco Corporation
     (306) 956-6303

ITEM 9 — Statement of Senior Officer:

     The foregoing accurately discloses the material change referred to herein.

DATED at Saskatoon, Saskatchewan the 14th day of April, 2003.

/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary